
SEC MAIL PROCESSING
RECEIVED
JUN 26 2003
WASH. D.C.
SECTION


03023859

24-10059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Mortgage Group III, L.L.C.

A Minnesota Limited Liability Company

12 South 6th Street, #616
Minneapolis, MN 55402
(612) 337-5612

PSICCN 6141 **IRS EIN 41-1760032**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1. Significant Parties

a) The issuer's Board of Governors

Sean P. Mulcahy
12 South 6th Street, #616
Minneapolis, MN 55402

Rebecca A. Bullard
12 South 6th Street, #616
Minneapolis, MN 55402

b) The issuer's Manager

Sean P. Mulcahy
12 South 6th Street, #616
Minneapolis, MN 55402

c) Not Applicable

d) Members with 5 percent or more of any class of issuer's equity securities:

Sharon Lyon
2926 Monterey Avenue South
St. Louis Park MN 55416

e) Not Applicable

f) Not Applicable

g) Not Applicable

h) Not Applicable

i) Not Applicable

j) Not Applicable

k) Not Applicable

l) Not Applicable

m) Not Applicable

ITEM 2. Application of Rule 262

No Person identified in response to Item 1 is subject to any of the disqualification provisions set for in Rule 262.

ITEM 3. Affiliate Sales

Not Applicable

ITEM 4. Jurisdictions in Which Securities Are to be Offered

a) The securities may be offered in any of the 50 States. Registration is currently being sought in the following states: Minnesota, Wisconsin, Michigan, and Iowa.

b) The Governors and Management of the LLC may make sales in any and all of the states indicated in item 4 a) above.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

a) Responses to this item are indicated in point b) and c) below.

b) Name of the Issuer

Mortgage Group III, LLC
12 South 6th Street, #616
Minneapolis, MN 55400

Price of the Securities: The Price of all Mortgage Group III, L.L.C. securities issued within the last year was $5,000 per Membership Unit. The following table lists securities sold in the last year:

Name/Identity of Security Holder	Note Date	Amount	Offering
DeMers, Betty J.	7/8/2002	10,000	II:2002
R. Grace Collins Revoc. Trust	7/16/2002	25,000	II:2002
Thompson, James C. and Lyla M.	7/24/2002	10,000	II:2002
Sinks, Selma E.	7/25/2002	50,000	II:2002
Mikolai, Evelyn V.	7/29/2002	10,000	II:2002
Harvey L. and Agnete E. Wright Family Tr	7/29/2002	20,000	II:2002
Jack and Marian Redig Trust	8/12/2002	20,000	II:2002
Hubmer, Ruth L.	8/15/2002	10,000	II:2002
Rist, Albert (Accredited)	8/20/2002	10,000	II:2002
Komorouski, Randy and Theresa	8/28/2002	5,000	II:2002
Marvin L. Anderley and Twila U. Anderley	9/16/2002	25,000	II:2002
DeGrave, Gilbert J. and Ione E.	10/3/2002	10,000	II:2002
Rauch, Joseph M.	10/7/2002	10,000	II:2002
Leach, Jane	10/7/2002	10,000	II:2002
Frietag, Patricia J.	10/7/2002	10,000	II:2002
Brahmer, Milton H. and Marlys E.	10/7/2002	5,000	II:2002
Winkelman, James A. and Myrna H.	10/17/2002	10,000	II:2002
Klemme, Donna M.	11/1/2002	20,000	II:2002

McGuire, James M. and JoAnn E.	11/5/2002	5,000	II:2002
Sinks, Selma E.	11/14/2002	15,000	II:2002
Hamann, Donald C.	11/18/2002	10,000	II:2002
Robert L. Miller Trust	11/26/2002	20,000	II:2002
Vosbeck, Claudia F.	11/27/2002	10,000	II:2002
Rauch, Joseph M.	11/27/2002	10,000	II:2002
Pream, Francis J. and Helen R.	12/3/2002	25,000	II:2002
Frances J. Walkes Rev. Trust	12/4/2002	20,000	II:2002
Lueth, Mabel	12/4/2002	5,000	II:2002
Jambor, Jerome J.	12/21/2002	5,000	II:2002
Rauch, Jean F.	12/21/2002	25,000	II:2002
Wellhoefer, Walter M.	12/21/2002	5,000	II:2002
Haake, Gail R. and Charles W.	12/21/2002	10,000	II:2002
Volkman, Ray V. (Accredited)	1/23/2003	40,000	II:2002
Leo and Minerva Schmitz Family Trust	1/30/2003	30,000	II:2002
Total Class II		505,000	
Mulcahy, Sean P.	10/1/2002	5,000	Class I
Total Class I		5,000	
Fay Larkin Trust	12/30/2002	105,000	Class IV
Lyon, Sharon IRA	1/8/2003	125,000	Class IV
Shirey, Deanna	1/30/2003	70,000	Class IV
Total Class IV		300,000	
Total Sales in Last Year (All Classes)		810,000	

c) The above sales were not part of a public offering. Mortgage Group III, L.L.C. relied upon the exemption from the registration requirements contained in Section 504 of the Securities Act of 1933 pursuant to Regulation D promulgated thereunder. The recipients of the securities delivered appropriate investor representations. One of the issuer's current Governors: Sean P. Mulcahy was offered a Class I interest in the company to recognize his election to that office. The parties indicated in item b) above consented to the rights and conditions stipulated in the issuer's previous Subscription Agreements, Operating Agreements, and Member Control Agreements.

ITEM 6. Other Present or Proposed Offerings

There are no other present or proposed offerings contemplated.

ITEM 7. Marketing Arrangements

a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; to stabilize the market for any of the securities to be offered; for withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

b) Not applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

ITEM 9. Use of a Solicitation or Interest Document.

Not Applicable

SUPPLEMENTAL INFORMATION

1) There is no underwriting for this offering

2) There are no engineering, management or similar reports referenced in this offering circular that have not been included in the circular

3) To date, no additional information has been requested in support of statements, representations and other assertions contained in the offering statement.

MORTGAGE GROUP III, L.L.C.
OFFERING CIRCULAR

12 South 6th Street, #616
Minneapolis, MN 55402
Phone: 612.337.5612
Fax: 612.349.3808

MORTGAGE GROUP III, LLC
12 South 6th Street, #616
Minneapolis, MN 55402
(612) 337-5612

Offering Debt Securities: Twenty Year Maturity at Fixed Rates of Interest
Opportunities to Redeem: At Five Year Intervals
Maximum Amount to Be Raised: $5,000,000 (No Minimum)

Mortgage Group III, LLC (hereafter also known as "the LLC") is a Minnesota limited liability company organized in 1993. The company is currently conducting operations and has shown profit for each of the last 10 years. States in which the LLC has been or plans to be registered for offer and sale of these securities are: Minnesota, Wisconsin, Michigan, and Iowa. The LLC reserves the right to register in all 50 States. The proceeds of this offering will be used to provide mortgage loans primarily to individuals and some commercial entities. Proceeds may also be utilized to buy and sell real estate property at the discretion of the LLC.

OFFERING PURSUANT TO REGULATION "A"

Price Per Unit:	$5,000
Maturity of the Note:	20 Years
Opportunity to Redeem:	At Five Year Intervals
Total Offering:	Up to $5,000,000

	Price to Public	Commissions/Fees	Proceeds to Issuer*
Per Unit	$5,000	$275	$4,725
Total Maximum	$5,000,000	$275,000	$4,725,000

*This offering is being made without the use of underwriters. The "Servicer" of the LLC will be paid a one-time Offering Management Fee of one (1%) percent of the total offering for a total of $50,000. Sales commissions in the amount of four (4%) percent of each Unit sold will be paid to "Sales Entities" for a maximum total of $200,000. Fees to be paid are subject to change and other qualified Sales Entities may be utilized at the discretion of the LLC. Finders Fees may also be paid although no such arrangement currently exists. One-time costs associated with this offering including professional fees, research, printing, and collation costs are estimated at $25,000. Proceeds will not be escrowed; nor will sales be limited to special groups; nor will the offering be restricted to a minimum.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The Date of this Offering Circular is July 15, 2003
The Issuer Proposes to Begin Sales on July 15, 2003

MORTGAGE GROUP III, LLC
OFFERING CIRCULAR

Table of Contents

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 58 pages.

SUMMARY OF RISKS

This offering involves risks. A more detailed listing of risk factors is set out in the section entitled "Risk Factors". The following summary is qualified in its entirety by the detailed information appearing elsewhere in this Offering Circular.

Illiquidity of "Investment Unit"

The Investment Units being offered have a 20 year maturity and should be considered illiquid. The investor's only opportunities to cash out are at "Five Year Redemption Intervals", upon maturity of the Investment Units, or upon death (see "Description of Securities").

No Increase in Value

The Investment Units being offered do not appreciate or depreciate in value with any external conditions other than their value relative to the currency itself (also known as inflation or deflation). The face value of each Investment Unit is its value.

No Arms'-Length Negotiations

The parties described in the "The Business" section of this circular will receive various fees for performance of services as well as a portion of company profits. Determination of such compensation will be made without the benefit of arms'-length negations and is subject to change without notice to the individual investors.

Conflicts of Interest

The parties described in the "The Business" section of this circular are subject to conflicts of interest with respect to their relationships and agreements with the issuer (see "Risk Factors").

No Guarantee of Payment

There is no guarantee that purchasers of Investment Units will receive the stated return on their investment or return of the principal amount invested. The LLC may be unable to get a sufficient return on its mortgage loans to cover the cost (including interest).

Uncontrollable Factors

Economic conditions which the issuer cannot predict or control may have a negative impact on the value of the issuer's assets, which may in turn reduce the issuer's income below the amount needed to pay returns on the Investment Units (see "Risk Factors").

Dependence on a Single "Servicer"

Throughout it existence, the LLC has relied upon the best efforts of a single "Servicer" to manage its loan portfolio and investments. Changes in the status of the relationship with the Servicer or the Servicer's capabilities could impact the LLC's operations and ability to bring returns to Investors (see "The Business").

Industry and Business Risks

Revenue and the ability to pay returns may be negatively impacted by risks specific to the industry and business of the issuer. Some of these risks could include catastrophic property loss, default or fraud by customers, procedural and administrative errors, litigation, and regulatory issues (see "The Business" and "Risk Factors").

Note to Potential Investors

In addition to the above risks, as well as the items discussed more fully in "Risk Factors", businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

THE BUSINESS

Organization

Mortgage Group III, LLC (hereinafter also known as "The LLC") is a Minnesota limited liability company organized on September 8, 1993 (see "Exhibits" for Charter). The LLC Fiscal Year is the calendar year. The LLC's principal office is located at 12 South 6th Street, #616, Minneapolis, MN 55402, Phone: (612)337-5612. Questions should be directed to Sean P. Mulcahy, Governor and Manager of the LLC.

Description

Mortgage Group III, LLC uses the money raised from the sale of debt securities to provide mortgage loans primarily to individuals and some commercial entities. The LLC also buys and sells real estate mortgages and property. The LLC's operations and lending activities provide returns to its Members. These returns have been disbursed on a quarterly basis. Members are also entitled to a portion of the company profits which have been disbursed on an annual basis. The LLC has agreements with servicing and sales entities for the purposes of managing the loan portfolio and raising money (see "Servicer" and "Sales Entities" below). The LLC has been in operation for 10 years and has been profitable all of those years (see "Financial Statements").

Existing Members

There are currently 156 Members of the LLC. 153 of these Members obtained their interest by purchasing debt securities through previous offerings (see "Previous Offerings" below). All of these members hold Five Year Promissory Notes in varying amounts; at varying states of maturity; and at fixed rates of return. The remaining three members of the LLC have Promissory Notes which have no maturity and were issued to insure business continuance: these Notes are referred to as Class I Promissory Notes. LLC Members have 1) Governance Rights, 2) Financial Rights as stipulated in the LLC's "Member Control Agreement", and the respective Subscription Agreements, and State Statutes (see "Exhibits").

Previous Offerings

Promissory Notes have been offered in each of the previous 10 years under Regulation D, Section 504 of the United States Securities and Exchange Act of 1933; and the respective State Securities Commissions. The total money raised as of April 30, 2002 is $3,586,449.

Loan Portfolio

As of April 30, 2002, Mortgage Group III, LLC had 37 active loans in its portfolio totaling $3,008,188.15. Most of these loans are presented to the LLC by mortgage brokers who receive points (one point being equal to 1% of the mortgage loan) and fees if the applicant qualifies and the loan is consummated. Borrowers also pay closing costs and fees to the LLC and the "Servicer" for the origination of mortgage loans (see "Servicer" below). The applicant's credit worthiness and the value of the property upon which the mortgage loan is sought are analyzed by the Servicer. The Servicer then draws up the loan papers and closes many of the loans. Additional loans are closed by local title companies. Accepted loan applicants are charged annual interest of between 10-15% for a five year loan secured by the property.

Servicer

The current Servicer of the LLC is Supply Company dba Alpha II, 12 South 6th Street, #616, Minneapolis, MN 55402, (612) 337-5612. Supply Company is a Minnesota corporation.

Alpha II is a licensed mortgage originator and servicer. Alpha II also buys and sells real estate mortgages and property, and manages properties. Approximately 20% of Alpha II's activities are directed to managing the LLC's loan and investment portfolio.

The Directors and Officers of the Servicer are:

Sean P. Mulcahy, President and Director
Ronald L. Kopeska, Treasurer and Director
Rebecca Bullard, Director
Al Butcher, Director

Sean P. Mulcahy also serves as Governor and the sole Manager of the LLC. Rebecca Bullard serves as a Governor of the LLC. Ronald L. Kopeska previously served as a Governor and Manager of the LLC. All of these individuals are also related by family (see "Governors and Directors", "Conflicts of Interest" and "Risk Factors").

Servicer Responsibilities

Alpha II has entered into an agreement with the LLC to service the LLC's loan portfolio and investment accounts (see "Exhibits"). Some of these responsibilities include:

1) screening properties
2) making sure the LLC has a mortgage lien on a qualified property
3) servicing the loans including collection of payments and attending to real estate tax and insurance matters

4) managing disbursements of funds
5) attending to the LLC's daily operations
6) making sure income tax returns are completed and filed
7) purchasing non-performing loans from the LLC
8) reinvestment of proceeds from loans that payoff at the direction of the LLC's Board of Governors.
9) furnishing office environment and technology for the LLC

Alpha II's activities may include the establishment of short term and long term contractual relationships with other individuals and entities for the purpose of servicing the LLC.

The Sales Entities

As of April 30, 2002, Mortgage Group III, LLC had agreements with two Broker Dealers for the purpose of soliciting subscribers for this Offering. Both are NASD registered firms. Investment Units may also be sold by the Governors and Manager of the LLC.

Governors of the LLC

The Board of Governors of Mortgage Group III, LLC currently consists of two members: Sean P. Mulcahy and Rebecca A. Bullard. The Governors of the LLC are responsible for the business and affairs of the LLC. The Servicer will also be consulted regarding decisions that impact the LLC and its operations (see "Governors and Managers").

Management of the LLC

Decisions regarding the day-to-day management of the LLC's business and decisions will be made exclusively by the Board of Governors. Sean P. Mulcahy is currently the Manager of the LLC. The manager executes the directives of the Governors (see "Governors and Managers").

Employees

The LLC currently has no employees. All work for the LLC is performed by outside entities through contractual agreements.

Office and Technology

The LLC has no lease. The Servicer provides office space and technology for the LLC as well as storage space for active and closed accounts. At the discretion of the LLC and Servicer, the Servicer may bill the LLC for these services.

Acquisitions

There has been no merger or acquisitions in the past years nor are there any anticipated mergers, acquisitions, spin-offs, or recapitalization plans.

Borrowers

The LLC's niche is in non-traditional lending. Higher rates of interest and fees are charged to borrowers who have trouble obtaining credit through traditional means. These individuals may be self-employed, recently divorced, in financial distress, or have poor credit history. Higher rates and fees, property valuations, and an agreement with the Servicer in which the Servicer agrees to purchase non-performing loans from the LLC help mitigate these risks.

Competition

The results of operation of the LLC will depend upon the availability of suitable opportunities for investment of its funds, and on the yields available. The LLC will be competing for acceptable investments with private investors, other lending entities, as well as larger lending institutions. Nevertheless, the LLC's 10 year operating history, as well as the experience of the Manager, Governors, and Officers of the LLC and Servicer, represents an advantage over other entities. The LLC believes it will continue to be successful because personnel from the Servicer actually tour each piece of real estate to determine if the value of the property can be relied upon. This helps insure that the property mortgages obtained will be more apt to cover a payoff of loan proceeds even if the Borrower defaults and the mortgage must be foreclosed. The Servicer and LLC also have extensive experience dealing with properties that become distressed. The LLC has an agreement with the Servicer such that the Servicer agrees to purchase non-performing loans from the LLC (see "Exhibits"). Larger lending institutions often do not have the desire, flexibility, or competence to deal with these types of loans and borrowers, and in some cases are willing to sell their non-performing assets to the Servicer or LLC. These purchased assets also bring additional revenue. The LLC has pre-established and working relationships with parties and entities that facilitate the supply of loan applicants, the servicing of loans, the raising and management of funds. Of the private individuals engaged in lending, most do not have the amount of cash available for the type of activities in which the LLC is engaged. Access to funds is a key element of the LLC's success to date. The LLC has showed consistent returns on its investments and has established investor confidence in the process.

Regulatory Environment

The LLC and Servicer are subject to rigorous state and federal statutes as well as regulations that govern the mortgage lending and financial services industry. Specifically the LLC must conform to the Federal Truth-in-Lending Act (Regulation Z) as set forth in the Code of Federal Regulations, Title 12, Volume 3. The LLC is also regulated by RESPA as set forth by the U.S. Department of Housing and Urban Development. The general intent of these laws is to insure that the consumer is properly informed regarding the costs of the loan, and has adequate time for decision making with regard to their loan. The LLC and Servicer are also subject to recent Privacy Policy regulations which stipulate the manner in which consumer data must be handled.

Note to Potential Investors

Because this Offering Circular focuses primarily on details concerning the LLC rather than the industry in which the LLC operates or will operate, potential investors may wish to conduct their own separate investigation of the LLC's industry to obtain broader insight.

Investment Objectives

The LLC's investment objectives are to preserve, protect and return investment money; and provide projected investment returns through prudent operations of the LLC and its revenue generating activities. *There is no assurance that such objectives will be attained* (see "Risk Factors").

Duration of the LLC

The LLC will continue to exist, unless sooner terminated by a majority vote of the Board Governors, until August 3, 2023. In all events, the LLC will terminate when and if required in accordance with Minnesota law and shall be unaffected by any rule against perpetuities. The LLC shall not extend beyond the period permitted by law, but shall terminate upon the expiration of such period.

GOVERNORS AND MANAGERS

Sean P. Mulcahy

Sean P. Mulcahy is a Governor and sole Manager of the LLC. Mr. Mulcahy was elected to the Board of Governors on August 15, 2001 and became Manager of the LLC on October 1, 2003. Previous to this, he served in an advisory capacity to the LLC. Mr. Mulcahy is 34 years of age and prior to coming to Minnesota was a commercial insurance broker in Nevada. He worked in this capacity from 1991 until 2001. His work history has involved analyzing and insuring medium and large businesses located in the southwestern part of the United States. Mr. Mulcahy has been active in all aspects of the LLC since arriving in Minnesota. Mr. Mulcahy is also the President, and a Director of Supply Company dba Alpha II, a Minnesota corporation. This company is the Servicer of the LLC (see "The Business").

Rebecca A. Bullard

Rebecca A. Bullard is a Governor of the LLC. Ms. Bullard is 64 years of age and has been a Real Estate Broker in Las Vegas, Nevada since 1971. She is also the sole stockholder and financial principal of the Nevada company, Alpha II. Alpha II Nevada (not to be confused with or as the Servicer) was incorporated in 1979. Alpha II Nevada is a mortgage lender and real estate marketing company. Ms. Bullard is also a Director and previous Officer of Supply Company dba Alpha II (the Servicer). Ms. Bullard has been active in the real estate business since 1971 as a broker, mortgage lender, and property manager. She is the organizer of the LLC.

Other Servicer Personnel

Ronald L. Kopeska, Director and Treasurer of the Supply Company dba Alpha II, a Minnesota corporation, is a previous Governor and Manager of the LLC. Alpha II (Minnesota) is the Servicer of the LLC. Mr. Kopeska is 59 years old. Mr. Kopeska is an attorney licensed to practice law in the State of Minnesota. Mr. Kopeska has been involved in many partnerships, corporations, and LLC's organized to invest in real estate ventures including mortgage pools, houses, apartment buildings, motels and raw land. Mr. Kopeska also has extensive experience in real estate and corporate tax matters.

Material Relationships

Sean P. Mulcahy, Rebecca A. Bullard, and Ronald L. Kopeska are blood relations. Sean P. Mulcahy, Governor and Manager of the LLC also serves as an Officer, Director and Shareholder of the Servicer. Rebecca A. Bullard, Governor of the LLC, is also a Director of the Servicer. Ronald L. Kopeska, Officer and Director of the Servicer, is a previous Manager and Governor of the LLC. The family relationships between these individuals are as follows: Sean P. Mulcahy is the nephew of Rebecca A. Bullard and Ronald L. Kopeska. Mr. Kopeska and Ms. Bullard are brother and sister (see "Risk Factors").

Fiduciary Responsibility

The Board of Governors of the LLC serves the LLC in a fiduciary capacity. This means the Board must exercise good faith and integrity in connection with LLC affairs. The Board of Governors has broad discretionary power under the LLC documents (see "Exhibits") and under Minnesota Statutes. Generally, actions taken by the board are not subject to vote or review of the Members unless these actions effect the Membership Governance Rights as stipulated in the Member Control Agreement (see "Exhibits").

Indemnification of Governors

The LLC will indemnify a member of the Board of Governors for and against all claims, demands, fees, cost, expenses, losses, and liabilities incurred or suffered by the any Governor in connection with the LLC and its business as a result of his good faith acts or omissions. No Member shall have any rights against a member of the Board of Governors on account of such good faith acts or omissions. Such indemnification of a Governor or any party could deplete the assets of the LLC.

REMUNERATION AND PARTICIPATION

Manager Compensation

Sean P. Mulcahy, governor and the sole manager of the LLC is currently paid $1,000 per year as stipulated by the LLC. Mr. Mulcahy was the only Governor or Manager of the LLC to be compensated as such. Fees for management of the LLC operations on a day-to-day basis are primarily disbursed to the Servicer and Sales Entities (see below).

Servicer Compensation

After returns to Investors and Members the LLC, a portfolio management fee of 1% of the LLC assets is paid to the Servicer. As portfolio manager, the Servicer also receives 20% of the profits of the LLC before any remaining profit is disbursed to Members (see "Exhibits"). The Servicer also bills the LLC for any additional payments made or services performed on behalf of the LLC. The Servicer is also entitled to any gains or losses that might be realized for the disposition of non-performing assets that have been sold to the Servicer. The Servicer may also receive compensation from selling a mortgage or property to the LLC. Mortgage closing costs and points (prepaid interest for loan servicing and origination) may also be paid to the Servicer. However, these closing costs are typically paid by the Borrower. The Servicer will also receive a one-time payment of 1% of the total of this Offering ($50,000) for organizing and managing this Offering (see "Use of Proceeds").

Sales Entities Compensation

Sales Entities receive a 4% commission on each sale of Investment Units. Additional fees may be paid to the Sales Entities at the discretion of the LLC. The LLC reserves the right to terminate existing agreements or create future agreements with Sales Entities at its discretion. Although the LLC has no current arrangement or policy regarding "Finder's Fees", the LLC reserves the right to do so in the future. Finder's Fees are fees paid to individuals or entities that in some way facilitate the ultimate sale of an Investment Unit through referral or other means (see "Plan of Distribution").

Participation of Governors, Manager, and Servicer

The Governors and Manager of the LLC, and some of the Directors and Officers of the Servicer by themselves personally or through entities in which they materially participate are Members of the LLC. Their membership status is as follows:

Individual or Entity	Amount Owned	Type of Membership	% Membership
Sean P. Mucahy	$5,000	Class I	00.1394136
Rebecca A. Bullard	$5,000	Class I	00.1394136
Kopeska and Assoc., PA	$5,000	Class I	00.1394136
Alpha II (the Servicer)	$10,000	Class II	00.2788273
BP (Ronald L. Kopeska)	$10,000	Class II	00.2788273

The total participation by these parties is $35,000 (00.96% of total membership).

SECURITIES BEING OFFERED

The Investment Units being offered are debt securities. They represent a loan made by the Investor to the LLC. The purchaser of these Units becomes a general creditor of the LLC and is entitled to repayment of their principal at term and a return on their investment until term. The characteristics of the Investment are summarized below. Such limited description is qualified in its entirety by specific reference to any previous and future amendments to the LLC Articles of Organization, Operating Agreement, Member Control Agreement, and respective Unit Purchase Agreements (see "Exhibits").

Price and Value

Each Investment Unit shall be priced at $5,000 and shall have a face value of $5,000. The price equals the value. They do not appreciate or depreciate in value other than relative to the value of the currency itself. These are debt instruments and are designed to pay a rate of return as stipulated below and in the respective Unit Purchase Agreements (see "Exhibits").

Return on Investment

The rates of return are stated in the Unit Purchase Agreement. The rates of return are based on the amount of each purchase (on a per purchase basis). They are as follows:

Purchase Amount (Per Purchase)	Rate of Return
$5,000 -$10,000	7.5% Annually
$15,000- $30,000	8.0% Annually
$35,000 or More	8.5% Annually

How Rates Relate to Purchase Amount

Each purchase shall be considered one purchase. The rate of return as stated above will apply to that purchase only and will not be based on the aggregate dollar value of purchases made by a single investor. For example, if an investor makes one purchase in the amount of $15,000, they are entitled to a return of 8.0% annually on that purchase. If the same investor makes another purchase three months later in the amount of $10,000, they are entitled to a 7.5% annual return on that purchase. The two purchases are considered separately. Returns accrue separately regardless of the aggregate dollar amount held by a single individual or entity.

Unit Purchase Agreement

The Unit Purchase Agreement shall set forth the terms and conditions of the purchase, including the number of units purchased, maturity of the units, the rate of return, as well as confirmation that the Prospective Investor has received the Offering Circular and understands the investment to their satisfaction. The Unit Purchase Agreement will be executed first by the Prospective Investor. The LLC, after it has received and deposited the funds being offered by the Prospective Investor, will then 1) execute its portion of the Unit Purchase Agreement, and 2) provide the Unitholder with a copy of the Accepted Unit Purchase Agreement (see "Exhibits").

Acceptance as an Investment Unitholder

The Prospective Investor becomes an Investment Unitholder (also known as Unitholder) on the date the LLC executes its portion of the Unit Purchase Agreement. This is referred to as the "Purchase Acceptance Date". Investment returns begin to accrue on this date. From the Purchase Acceptance Date forward, the Unit Purchase Agreement shall serve as evidence to both the Unitholder and the LLC of the Investor's holdings with the LLC. Investors shall execute and receive one copy of an Accepted Unit Purchase Agreement for each purchase they make.

Method of Disbursement

The LLC intends to disburse returns on Investment Units on a quarterly basis: March 30, June 30, September 30, December 30 of each year. Quarterly returns shall be calculated at a fixed annualized rate and do not compound. For example, an Investor's return for a single subscription of $5,000, if the subscription was made on the first day of the quarter, would be as follows: $5,000 x .075 = $375; $375/4 = $93.75. This calculation method applies to all investments regardless of amount or rate for return. This Unitholder would be expected to receive $93.75 on a quarterly basis until redemption of the Units. Returns on any given Investment Unit shall begin to accrue from the Purchase Acceptance

Date (see "Acceptance as a Investment Unitholder" above). An initial prorata return is paid at the end of the respective quarter in which the investment is made. Thereafter, the rate of return is paid on a quarterly basis. For example, if the purchase was made in February, the Investor would receive an initial prorata disbursement on March 30, and the first full quarter return on June 30.

Length of the Investment

Each Investment Unit has a term of 20 Years. Maturity is 20 Years from the date on which the first quarter's interest was paid.

Five Year Redemption Intervals

At five year intervals, Unitholders have the option of cashing out their investment. The "Five Year Redemption Intervals" take place quarterly on March 30, June 30, September 30, and December 30 of each year. The Redemption Interval is calculated to five years from the date upon which the first quarter's interest was paid. The wishes of the Investment Unitholder in this regard must be stipulated in written form and submitted to the LLC at least 30 days before the respective Redemption Interval. For example, a Unitholder who wishes to redeem their investment at the first Five Year Interval, who originally accepted on February 15, 2005 and who received their first prorata disbursement on March 30, 2005, must submit their wishes in written form to the LLC by February 30 2010. If no such written intent to terminate their investment is submitted, the investment becomes illiquid once again for another five years at which time they may once again elect to redeem subject to the terms above. Cashing out the Units represented by one Unit Purchase Agreement does not in any way affect the terms or conditions of another Unit Purchase Agreement held by the same individual or entity (see "Unit Purchase Agreement" above).

Repayment on Death

Upon death of any holder of Investment Units, and upon request within 180 days following the date of death, the LLC shall redeem a decedent's Investment Units at full face value of the Units up to $25,000. Any Investment Unit amount over $25,000 shall become the property of the remaining heir(s), and will remain illiquid until the succeeding Redemption Interval as stipulated in the respective Unit Purchase Agreement.

Definition of Unitholder

By purchasing Investment Units from the LLC, that individual or entity becomes the holder of a 20 Year Investment Units as described above. The Unitholder is not a member of the LLC, receives none of the company profit/loss; and shall not be allowed to vote on any LLC issue, such as the election of a member to the Board of Governors. An Investment Unitholder is a general creditor of the LLC and as such should have their Investment Unit amount returned before any distribution of company assets to Members should the company dissolve or become financial distressed.

WHO MAY INVEST

The LLC is making efforts to have this offering filed with the state authorities of Minnesota, Wisconsin, Michigan, Iowa and may seek authorization for the offering to be made available in any of the 50 states. See the title page of this document for important notifications in this regard.

The Subscriber will become eligible to become an Investment Unitholder when the following representations are made to the LLC:

1. The Subscriber acknowledges receiving, prior to executing the Unit Purchase Agreement, the Offering Circular of Mortgage Group III, LLC, to include its exhibits and attachments.

2. The Subscriber completes the Investor Portion of the Unit Purchase Agreement in its entirety and sends the completed Unit Purchase Agreement along with the respective consideration to the LLC.

3. The Subscriber covenants and has agreed to be bound by the provisions of the LLC's Articles of Organization, Operating Agreement, Member Control Agreement, and also to any valid and enforceable amendments thereto which may have been or are subsequently adopted.

4. The Subscriber, if acting in a representative or fiduciary capacity for a corporation, limited liability company, partnership, pension plan or trust, or as custodian or agent for any person or entity, has full authority to enter into this agreement in such capacity and on behalf of such entity.

5. If the Subscriber is acting in a representative or fiduciary capacity, the above representation and warranties shall be deemed to have been made by the person(s) or entity for whom the Subscriber is so acting.

6. Subscriber will continue to provide the necessary and requested information to the LLC as needed to operate the LLC. If not, the LLC has the right to return the Subscriber's Unit Purchase Agreement and consideration to the Subscriber, and thereby terminate the Subscriber's status as Investment Unitholder.

7. The Subscriber is not a minor and is otherwise eligible under the laws of the Subscriber's state of residence.

8. The Subscriber has acknowledged and agrees that Subscriber is not entitled to cancel, terminate or revoke the subscription or any agreements of the Subscriber thereunder and that such subscription and agreements shall survive the death or disability of the Subscriber.

9. By executing the Unit Purchase Agreement, the Subscriber acknowledges they have received all the information they requested.

10. By executing the Unit Purchase Agreement, the Subscriber is attesting that any information given to the LLC is true and correct and the LLC is entitled to rely upon its accuracy and completeness.

PLAN OF DISTRIBUTION

Investment Units will not be offered through underwriters. Currently, the LLC has agreements with two Broker Dealers. Both are NASD registered. The Governors and Managers may also make sales. The LLC may enter into agreement with other Sales Entities, change, or terminate any existing agreements at the discretion of the LLC Board of Governors.

Commissions

Currently, the agreed upon rate of commission to Sales Entities for the sale of the LLC Investments Units is four (4%) percent of the price of the Investment Unit. For example, if a Sales Entity makes a sale of two Units ($10,000), that Sales Entity is entitled to 4% of that amount or $400. The LLC reserves the right to change these fees and pay additional fees.

Finders Fees

Finders Fees may be paid to individuals or entities that facilitate the sale of but do not actually consummate the sale of Investment Units. The LLC entirely reserves the right to compensate these individuals and entities by whatever rates and means it determines.

Material Relationships

The LLC has no current material relationships with any NASD Brokerage, its employees or agents. The employees, Directors and Officers of the Servicer and Governors and Managers of the LLC do have material relationships. Sean P. Mulcahy, Governor and Manager of the LLC, also serves as an Officer and Director of the Servicer. Rebecca A. Bullard, Governor of the LLC also is a Director of the Servicer. Ronald L. Kopeska, Officer and Director of the Servicer, is a previous Manager and Governor of the LLC. Family relationships also exist between these individuals: Sean P. Mulcahy is the nephew of Ronald L. Kopeska and Rebecca A. Bullard. Mr. Kopeska and Ms. Bullard are brother and sister (see "Governors and Managers" and "Risk Factors").

Indemnification

The LLC has no current indemnification agreements in place with the Sales Entities and Finders other than those that might apply to those individuals in another capacity, such as Governor, Manager, or Officer of the respective entities.

USE OF PROCEEDS

Offering Characteristics

The Investment Units being offered are debt securities. They represent a loan made by the Investor to the LLC. The purchaser of these Units becomes a general creditor of the LLC and is entitled to repayment of their principal in full and a return on their investment. The Investor will own no interest in the LLC. Analysis should be directed to whether or not the interest rate charged by the LLC on its mortgage loans is sufficiently high to cover the interest owed under these Investment Units. The amount of interest charged on mortgage loans does not in any way guarantee that these returns will be realized (see "The Business", Securities Being Offered" and "Risk Factors").

Use of Proceeds

The money raised from the sale of Investment Units is intended to be utilized to provide mortgage loans primarily to individuals and some commercial entities. Some mortgages and properties will also be bought and sold. The proceeds minus a one-time Offering Management Fee of 1% ($50,000), 4% of each sale paid to Sales Entities, and costs associated with this offering (estimated at $25,000) will be utilized for this purpose. There will also be operating expenses that must be met (see "Projected Income and Expense Table" below). There is no minimum amount of proceeds that must be raised.

Use of Proceeds Table

Use of Proceeds*	% of Proceeds	Projected
Maximum Amount of the Offering	100%	$5,000,000
Commissions to Sales Entities	4%	200,000
Management of Offering Fee to Servicer	1%	50,000
Costs Associated with this Offering	0.50%	25,000
Total	5.50%	$275,000
Available for Mortgage Loans	94.5%	$4,725,000

*Year 2003 Operating Expenses and Debt Service will be paid out of the LLC's pre-offering revenues. Commissions paid to Sales Entities are amortized and have a fixed relationship to the total number of Units sold and redeemed. The above table should be interpreted with caution. All amounts are estimated, approximated and averaged. The table incorporates data from varying time periods. This table should not be construed as an accurate picture of the exact financial condition of the LLC, its true prospects going forward, or a substitute for the actual financial data (See "Risk Factors" and "Financial Statements").

Projected Income and Expense Table

Below is a table which projects what the Income Statement might look like if the Issuer already had the maximum proceeds of this offering on hand. In reality, the LLC does not have these monies on hand, and there is no guarantee that these proceeds will be obtained at all or in what time frame these proceeds will be received. Nor is there any guarantee that the proceeds will be able to be utilized in the manner and bring the returns depicted in the table. The table incorporates revenue and expense generated from existing loans. Nevertheless, the past financial performance of the LLC cannot be construed to be an accurate reflection of the future.

Yearly Income and Expense*	Projected
Revenue from Interest (12%) on Existing Loans (2.9M)	348,000
Revenue from Interest (12%) on New Loans (4.7M)	564,000
Other Revenue (Fees)	40,000
Total	$952,000
Interest Due (8%) to Investment Unitholders on 5.0M	400,000
Interest Due (8.5%) to Existing Members on 3.6M	306,000
Other Debt Service (5%) on 200K	10,000
Commissions for Rollover Notes (4%) on 650K	26,000
Servicer's Fee (1%) on 5.0M	50,000
Servicer's Fee (1%) on 3.6M	36,000
Discretionary Fees to Sales Entities	25,000
Professional Fees	25,000
Office Expense	25,000
Total	$903,000
Projected Net Yearly Income	$49,000

*The amount of Existing Loans has been reduced by $100,000 to account for projected year 2003 redemptions from earlier offerings. These redemptions over the next five years are predicted to be on average $72,000 per year. Redemptions from this offering, if the maximum is raised, are predicted to be between 5-10% of the total offering, or between 250,000 to 500,000 at each Five Year Interval. The LLC anticipates the ability to cover these cash needs through payoff proceeds from the loans in its portfolio which have a maturity of five years, but which frequently pay off at shorter intervals. Rollover Notes are previous debt securities that are extended for an additional five years. Commissions to Sales Entities of 4% are paid on these extensions. The above table should be interpreted with caution. All amounts are estimated, approximated and averaged. This table should not be construed as an accurate picture of the exact financial condition of the LLC, its true prospects going forward, or a substitute for the actual financial data (see "Financial Statements").

RISK FACTORS

Credit-Worthiness of Borrowers

The management of a loan portfolio involves the risk that borrowers may default on their loans. Borrowers can be screened for repayment ability and credit history. However, once the creditor relationship has been entered into, the LLC and its Servicer have little control over the individual behavior of borrowers, the environmental conditions that may affect their financial circumstances, or their willingness and ability to repay (see "The Business").

Non-Performing Loans

All loans made by the LLC are secured by real property. The LLC and it Servicer strive to maintain rigorous lending standards. Nevertheless, a certain percentage of loans will become problematic. The policy of the LLC and its Servicer is to maintain a loan-to-value ratio of 80% on all of its loans (the amount of all loans on a given property is not to exceed 80% the market value of the property). This lending policy insures that should foreclosure and resale become necessary, the LLC has the adequate reserves to pay for any carrying costs or fees that may be involved. Non-performing loans represent additional burdens and costs for the LLC.

Limited Secondary Market

The secondary market for non-performing loans may be limited. Both the LLC and the Servicer will buy and sell mortgages and property both as a means to bring additional revenue and to mitigate risk. The LLC has entered into an agreement with the Servicer such that at the discretion of the LLC and Servicer, non-performing loans can be sold to the Servicer at cost. (see "Exhibits"). This arrangement depends, however, upon the Servicer's ability to maintain the cash reserves to purchase such loans. Should the Servicer not have the reserves to purchase the loan, the LLC may have to retain the non-performing loan in its portfolio.

Consumer Lending Laws

In the previous decade, numerous lawsuits have been brought against lending entities, some frivolous and others with merit. The LLC and Servicer are not immune from this trend. Litigation expense may be incurred is spite of good lending policies and proactive measures to maintain abreast of the regulatory environment (see "Litigation" and "The Business").

Rates of Return

The LLC's ability to maintain a solid portfolio of loans is to some extent dependent upon consumer confidence in the market and the LLC's ability to loan money at higher rates of interest. The mortgage industry as a whole has been very strong for the previous decade. Borrowers have been able to obtain credit at low rates of interest: the more low-interest capital that is available to borrowers, the harder it is for the LLC to maintain rates of return that are higher than traditional lenders. In contrast, if rates are too high, the borrower may seek capital through other sources or may postpone borrowing.

Non-Traditional Borrowers

In order to obtain suitable returns for its investors, the LLC makes loans to borrowers who often do not meet the lending criteria of larger lending institutions. These types of borrowers bring with them a higher risk of default as well as additional service burdens. Both the LLC and the Servicer have utilized and will utilize legal services to obtain payment or satisfaction from borrowers who default. Actions against borrowers who default raise the risk that these borrowers may bring suit against the LLC or Servicer (see "The Business").

Market Risks

The results of operation of the LLC will depend upon the availability of suitable opportunities for investment of its funds, and on the yields available. The LLC will be competing for acceptable investments with private investors, other lending entities, as well as larger lending institutions. There is no assurance the present market for loans will continue or that competitors will not specifically target the LLC's borrowers.

Risk of Uninsurable Property Losses

The LLC's loan portfolio is secured by real property. The LLC and Servicer require proof of adequate property insurance from its Borrowers. And in cases where this proof can not be obtained, the LLC and Servicer purchase insurance to protect their interest. However, there are certain types of losses (generally of a catastrophic nature) which may be either uninsurable or not economically insurable. Such excluded risks may include war, earthquake, hurricane, terrorism, certain environmental hazards and floods. Should such events occur, the LLC might suffer a loss equal to the mortgage amount of an affected property.

Investor Reliance on Management

The Manager of the LLC is accountable to the LLC as a fiduciary and must exercise good faith and integrity in handling LLC affairs. The manager has the authority to approve or disapprove the mortgages requested. The Manager will have ultimate control over the management of the LLC and the conduct of LLC affairs, including management of the relationship with the Servicer and the acquisition and disposition of LLC assets. Investment Unitholders will have no right or power to take part in the direct management of the LLC.

LLC Reliance Upon the Servicer and Sale Entities

The success of the LLC will depend, to a large extent, on the services and performance of the Servicer and Sales Entities. Any problems in the performance of their obligations or in their relationship with the LLC could negatively impact the LLC (see "The Business").

No Assurance of Returns

There is no assurance as to when or whether cash will be available for returns to Unitholders or whether cash will be available to satisfy the obligation at the Five Year Redemption Intervals or at Maturity. There is no assurance that the LLC will generate enough revenue or that the market for loans or availability of Borrowers will remain available. The value and marketability for LLC loans will depend upon many factors beyond the control of the LLC.

The LLC Will Have Fixed Expenses that Must be Met

Operating expense of the LLC, including certain compensation to the Servicer and Sales Entities will be incurred and must be paid irrespective of the LLC's profitability.

Investment Units are Illiquid

Unitholders may not be able to liquidate their investment in the event of an emergency. The purchase of Units should be considered only as a long-term investment (see "Securities Being Offered").

Indemnification of the Managers and Governors of the LLC

The Articles of Organization and Operating Agreement provides for the LLC to indemnify a Manager or member of the Board of Governors for and against all claims, demands, fees, costs, expenses, losses, and liabilities incurred or suffered by any Manager or Governor in connection with the LLC and its business as a result of good faith acts or omissions. No Investment Unit holder shall have any rights against a manager or member of the Board of Governors on account of such good faith acts or omissions.

Conflicts of Interest

The relationships among the LLC, Managers and Governors of the LLC, the Servicer, and the Directors, Officers, and Employees of the Servicer do and will result in conflicts of interest. These conflicts include but are not limited to:

1) agreements between the LLC and the Servicer, including those relating to compensation and those pertaining to actual and potential revenue generating activities engaged in, which are not the result of arms'-length negotiations

2) The Governors and Managers of the LLC, the Officers and Directors of the Servicer will devote only so much of their time to the business of the LLC as they determine, and will allocate their time, as they determine, among existing and future entities or activities in which they are involved

3) the Governors and Managers of the LLC, the Officers and Directors of the Servicer may engage in future activities that may be in competition with the LLC for revenue generating sources

4) the LLC and Servicer may not be represented by separate independent legal counsel.

LITIGATION

Fjetland v. Alpha II Mortgage Company et al

In the year 2002, a lawsuit Fjetland v. Alpha II Mortgage et al concluded. A judgment was entered against the defendants for being out of compliance with 15 USC and Regulation Z, 226 which regulate consumer lending. A $15,200 judgment was entered against the LLC and the Servicer. The Servicer paid this judgment and the suit is satisfied. The management of the LLC has subsequently completed a comprehensive review of its lending operations. Systems and protocols have been put in place maintain compliance with the above mentioned statutes.

Young v. Mortgage Group III, LLC et al

A lawsuit Young v. Mortgage Group III, LLC et al was settled in the year 2003. In this case, the plaintiff made allegations against the defendants regarding their actions during a foreclosure. The management of the LLC believes that this suit was frivolous and without merit. However, due to mounting legal cost, the defendants determined it was in their best interest to settle the case. The LLC paid no attorney's fees and paid nothing towards the settlement of the case. The LLC and Servicer acknowledge risks inherent in the need to foreclose on properties whose owners have defaulted, and have extensive experience with proceedings in these matters (see "Risk Factors").

Sanction by Minnesota Department of Commerce

The LLC received a $10,000 fine from the Minnesota Department of Commerce in year 2002 regarding compliance with Minnesota Statute 80A which regulates the sale of securities. Sales were not suspended or revoked. This fine has been paid and steps have been taken to comply with the said statute. The LLC is not aware of any other issues or concerns related to the federal and state securities authorities.

Ronald L. Kopeska Suspension of Law License

In November of 2001, Ronald L. Kopeska agreed to a suspension of his law license for a period of 6 months as a result of making a false statement under oath in March of 2000. Mr. Kopeska is a former Governor and Manager of the LLC and is currently an Officer, Director and Shareholder of the Servicer. Mr. Kopeska's license has been reinstated and his professional status is in good standing with the State of Minnesota.

Management Opinion on the Above Litigation

The management of the LLC believes that the above actions have not adversely impacted the LLC. Excepting the fine from the Minnesota Department of Commerce, the LLC absorbed none of the financial costs associated with the suits. All of the above actions have been learning experiences and have helped to improve and streamline the LLC's operations, as well as set in place procedures to avoid future litigation.

TAX MATTERS

The LLC

The LLC is a chartered limited liability company in the State of Minnesota. There are no unusual and extraordinary tax implications to doing business as an LLC. The entity has some aspects of both a partnership and corporation. Historically, all yearly revenue, after fees and expenses, has been distributed to Members. Hence the LLC does not pay income tax.

Interest Paid to Members

The LLC currently has 156 Members. Members have 1) Economic Rights and 2) Governance Rights as stipulated in the Member Control Agreement (see "Exhibits). Members are paid quarterly interest at a rate set forth in the respective Subscription Agreements. Members at the end of each year receive IRS Form 1099 which sets forth the amount of interest that has been paid to them in a given year.

LLC Profit/Loss Paid to Members

All Members are entitled to a portion of the LLC's profit/loss. This right is set forth in the Member Control Agreement and respective Subscription Agreements. Each of these individuals or entities is entitled to a pro-rata portion of LLC profits based on their portion of Membership relative to the total Membership. Those Members who are entitled to this benefit receive a disbursement after year end along with IRS Form K-1 which sets forth the amount paid.

Investment Unitholders from This Offering

Investors in the present offering will not be Members of the LLC and will not have Governance Rights or Economic Rights. Investment Unitholder rights are set forth in the respective Unit Purchase Agreements: after purchase by the investor and acceptance of the investment by the LLC, the Unitholder is entitled to a quarterly return on their investment and will receive IRS Form 1099 at the end of each year to recognize the yearly interest received from the LLC. Unitholders are required to report these amounts on their personal tax returns. Unitholders will not be entitled to a portion of LLC profit/loss and will not receive Form K-1 (see "Securities Being Offered" and "Exhibits").

Note to Investors

Prospective investors are encouraged to consult with their own tax advisors regarding the federal, state, local and any other tax consequences with regard to the purchase, ownership and disposition of the Investment Units being offered.

MORTGAGE GROUP III, LLC

FINANCIAL STATEMENTS

Four Months Ended April 30, 2003 and

The Years Ended December 31, 2002 and 2001

TABLE OF CONTENTS


MFK

Certified Public Accountants & Consultants
Meuwissen, Flygare, Kadrlik & Associates, P.A.

To the Members
Mortgage Group III, LLC
Minneapolis, Minnesota

Accountants' Compilation Report

We have compiled the accompanying balance sheets of Mortgage Group III, LLC as of April 30, 2003 and December 31, 2002 and December 31, 2001 and the related statements of income, members' equity and cash flows for the four months and years then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

Meuwissen Flygare Kadrlik & Associates P.A.

Minneapolis, Minnesota
June 16, 2003


CPA
Never Underestimate The Value℠

Ph: 952-541-1996 www.mfkcpa.com Fax: 952-541-4759
6400 Flying Cloud Drive, Suite 100
Eden Prairie, MN 55344

MORTGAGE GROUP III, LLC

BALANCE SHEETS

	April 30, 2003	December 31, 2002	December 31, 2001
ASSETS			
Current Assets:			
Cash	$ 30,417	$ 43,489	$ 14,588
Accounts receivable	517,209	48,250	48,250
Other assets	109,800	-	117,731
Notes receivable - current	1,264,948	588,048	599,946
Total current assets	1,922,374	679,787	780,515
Other Assets:			
Notes receivable - net of current portion	1,743,240	2,715,811	2,347,133
Intangible assets, net of accumulated amortization	86,413	90,668	87,989
	1,829,653	2,806,479	2,435,122
Total assets	$ 3,752,027	$ 3,486,266	$ 3,215,637
LIABILITIES AND MEMBERS' EQUITY			
Current liabilities:			
Current portion of long-term debt	125,000	125,000	285,000
Line of credit - bank	100,000	-	372,308
Other liabilities	-	116,165	-
Accounts payable	52,225	50,312	93,438
Total current liabilities	277,225	291,477	750,746
Long-term liabilities:			
Long-term debt, net of current portion	3,461,449	3,186,449	2,447,200
Members' equity	13,353	8,340	17,691
Total liabilities and members' equity	$ 3,752,027	$ 3,486,266	$ 3,215,637

See Independent Accountants' Compilation Report.

MORTGAGE GROUP III, LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY

	Four Months Ended April 30, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Revenue			
Fee income	$ 9,332	$ 11,379	$ 4,189
Miscellaneous income	-	13,046	14,862
Total revenue	9,332	24,425	19,051
Expense			
Amortization	10,337	28,971	21,861
Bank charges	314	673	406
Casual labor	-	933	-
Filing fees	-	85	-
Management fees	7,694	32,660	10,611
Miscellaneous expense	175	3,019	473
Postage and delivery	-	102	-
Printing and reproduction	-	734	607
Professional fees	24,142	19,242	6,085
Supplies	306	308	15,000
Retention fees	2,105	27,802	-
	45,073	114,529	55,043
Other income (expense):			
Interest income	129,833	354,614	268,906
Interest expense	(80,739)	(256,123)	(215,176)
	49,094	98,491	53,730
Net income	13,353	8,387	17,738
Members' equity - beginning balance	8,340	17,691	8,609
Distributions	(8,340)	(17,738)	(8,656)
Members' equity - ending balance	$ 13,353	$ 8,340	$ 17,691

See Independent Accountants' Compilation Report.

MORTGAGE GROUP III, LLC

STATEMENTS OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	Four Months Ended April 30, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Cash flows from operating activities:			
Net income	$ 13,353	$ 8,387	$ 17,738
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	10,337	28,971	21,861
Accounts receivable	(468,959)	-	750
Other assets	(109,800)	117,731	65,631
Accounts payable	1,913	(43,126)	43,801
Other liabilities	(116,165)	116,165	-
Cash provided by (used in) operating activities	(669,321)	228,128	149,781
Cash provided by (used in) investing activities:			
Notes receivable	295,671	(356,780)	(951,267)
Cash (used) by financing activities:			
Change in line of credit	100,000	(372,308)	137,308
Increase in intangible assets	(6,082)	(31,650)	(59,504)
Proceeds from long-term borrowings	275,000	579,249	757,200
Distributions paid	(8,340)	(17,738)	(8,656)
Net cash provided by financing activities	360,578	157,553	826,348
Net increase (decrease) in cash	(13,072)	28,901	24,862
Cash - beginning of period	43,489	14,588	(10,274)
Cash - end of period	$ 30,417	$ 43,489	$ 14,588

See Independent Accountants' Compilation Report.

MORTGAGE GROUP III, LLC

Index to Exhibits

EXHIBIT A

State of Minnesota

1717

SECRETARY OF STATE

Certificate of Organization

I, Joan Anderson Growe, Secretary of State of Minnesota, do certify that: Articles of Organization, duly signed, have been filed on this date in the Office of the Secretary of State, for the organization of the following limited liability company, under and in accordance with the provisions of the chapter of Minnesota Statutes listed below.

This limited liability company is now legally organized under the laws of Minnesota.

Name: Mortgage Group III, L.L.C.

Charter Number: 427-LLC

Chapter Formed Under: 322B

This certificate has been issued on 09/08/1993.


THE GREAT SEAL OF THE STATE OF MINNESOTA
L'ETOILE DU NORD
1858

Joan Anderson Growe

Secretary of State.

S 80

EXHIBIT B

427-LLC

ARTICLES OF ORGANIZATION

OF

MORTGAGE GROUP III, L.L.C.

1718

The undersigned organizer, being a natural person 18 years of age or older, in order to form a limited liability company under Minnesota Statutes 322B, hereby adopts the following Articles of Organization:

ARTICLE I

The name of this Company shall be Mortgage Group III, L.L.C. 

ARTICLE II

The registered office of this Company is:

33 South 5th Street, #301
Minneapolis, MN 55402

ARTICLE III

The name and address of the organizer of this Company is as follows:

Rebecca A. Bullard
33 South 5th Street, #301
Minneapolis, MN 55402

ARTICLE IV

Unless dissolved earlier according to law, this Company shall exist for a period of thirty years from and after the date these Articles of Organization are filed with the Minnesota Secretary of State.

ARTICLE V

Upon the occurrence of any event under section 322B.80, subdivision 1, clause (5), that terminates the continued membership of a member in the company and leaves the Company with at least two remaining members, the remaining members shall have the power to avoid dissolution by giving dissolution avoidance consent.

906691

LLC holds RN 17976

ARTICLE VI

The members of the Company shall have the power to enter into a business agreement.

ARTICLE VII

No member of this Company shall have any cumulative voting rights.

ARTICLE VIII

No member of this Company shall have any preemptive rights as provided in section 322B.33.

ARTICLE IX

The name of the person comprising the first Board of Governors of this Company is:

Rebecca A. Bullard

ARTICLE X

Any action required or permitted to be taken at a meeting of the Board of Governors of this Company not needing approval by the members, may be taken by written action signed by the number of governors that would be required to take such action at a meeting of the Board of Governors at which all governors are present.

ARTICLE XI

The Board of Governors shall determine classes of members, series of members, contributions of members, and distribution of profits, loss and assets of this Company. The class or series shall be as set forth in the Adoption Statement each new member signs to evidence his acceptance of the Company's Member Control Agreement.

ARTICLE XII

No governor of this Company shall be personally liable to the Company or its members for monetary damages for breach of fiduciary duty by such governor as a governor; provided, however, that this Article shall not eliminate or limit the liability of a governor to the extent provided by applicable law (i) for any breach of the governor's duty of loyalty to the Company or its members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 322B.56 or 80A.23 of the Minnesota Statutes, (iv) for any transaction from which the governor derived an improper personal benefit or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any governor of the Company for or with respect to any acts or omissions of such governor occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, I have hereunto set my hand this 13th day of August, 1993.

Rebecca A. Bullard

EXHIBIT C

OPERATING AGREEMENT

OF MORTGAGE GROUP III, LLC

MEMBERS

Section 1.01 Place of Meetings. Each meeting of the Members shall be held at the principal executive office of the Company or at such other place as may be designated by the Board of Governors or the Manager; provided, however, that any meeting called by or at the demand of a Member or Members shall be held in the county where the principal executive office of the Company is located.

Section 1.02 Regular Meetings. Regular meetings of the Members shall not be held annually but shall be held as determined by the Board of Governors.

A Member or Members owning three percent or more of the voting power of all membership interests entitled to vote may demand a meeting of Members by written demand given to the Manager or Treasurer of the Company. The Members entitled to vote shall elect qualified successors for Governors who serve for an indefinite term and may transact any other business, provided, however, that no business with respect to which special notice is required by law shall be transacted unless such notice shall have been given.

Section 1. 03 Special Meetings. A special meeting of the Members may be called for any purpose or purposes at any time by the Manager; by the Treasurer; by the Board of Governors or any two or more Governors; or by one or more Members owning not less than ten percent of the voting power of all membership interests of the Company entitled to vote, who shall demand such special meeting by written notice given to the Manager or the Treasurer of the Company specifying the purposes of such meeting.

Section 1.04 Meetings Held Upon Member Demand. Within 30 days after receipt of a demand by the Manager or the Treasurer from any Member or Members entitled to call a meeting of the Members, it shall be the duty of the Board of Governors of the Company to cause a special or regular meeting of Members, as the case may be, to be duly called and held on notice no later than 90 days after receipt of such demand. If the Board fails to cause such a meeting to be called and held as required by this Section, the Member or Members making the demand may call the meeting by giving notice as provided in Section 1.06 hereof at the expense of the Company.

Section 1.05 Adjournments. Any meeting of the Members may be adjourned from time to time to another date, time and place. If any meeting of the Members is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment.

Section 1.06 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the Members, stating the date, time and place and, in the case of a special meeting, the purpose or purposes, shall be given at least ten days and not more than 60 days prior to the meeting to Membership entitled to vote at such meeting except as specified in Section 1.05 or as otherwise permitted by law. The business transacted at a special meeting of Members is limited to the purposes stated in the notice of the meeting.

Section 1.07 Waiver of Notice. A Member may waive notice of the date, time, place and purpose or purposes of a meeting of Members. A waiver of notice by a Member entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. Attendance by a Member at a meeting is a waiver of notice of that meeting, unless the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 1.08 Voting Rights. A Member shall have voting power in proportion to the Member's voting interest as provided in a Member Control Agreement. Except as otherwise required by law, an owner of a membership interest entitled to vote may vote any portion of the membership interest in any way the Member chooses. If a Member votes without designating the proportion of the membership interest voted in a particular way, the Member is deemed to have voted all of their membership interest that way.

Section 1.09 Proxies. A Member may cast or authorize the casting of a vote by filing a written appointment of a proxy with a Manager of the Company at or before the meeting at which the appointment is to be effective. The Member may sign or authorize the written appointment by telegram, cablegram or other means of electronic transmission setting forth or submitted with information sufficient to determine that the Member authorized such transmission. Any copy, facsimile, telecommunication or other reproduction of the original of either the writing or transmission may be used in lieu of the original, provided that it is a complete and legible reproduction of the entire original.

Section 1.10 Quorum. The owners of a Majority of the voting power of the membership interests entitled to vote at a meeting of the Members are a quorum for the transaction of business, unless a larger or smaller proportion is provided in the Articles of Organization of the Company or a Member Control

Agreement. If a quorum is present when a duly called or held meeting is convened, the members present may continue to transact business until adjournment, even though the withdrawal of Members originally present leaves less than the proportion otherwise required for a quorum.

Section 1.11 Acts of Members. Except as otherwise required by law or specified in the Articles of Organization of the Company or a Member Control Agreement, the Members shall take action by the affirmative vote of the owners of the greater of (a) a majority of the voting power of the membership interests present and entitled to vote on that item of business or (b) a majority of the voting power that would constitute a quorum for the transaction of business at a duly held meeting of Members.

Section 1.12 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Members of the Company may be taken without a meeting by written action signed by all of the Members entitled to vote on that action. Any action, if the Articles of Organization or a Member Control Agreement so provide, may be taken by written action signed by the Members who own voting power equal to the voting power that would be required to take the same action at a meeting of the Members at which all Members were present. The written action is effective when signed by the required Members, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all Members, all Members shall be notified immediate of its text and effective date.

GOVERNORS

Section 2.01 Number; Qualifications. Except as authorized by the Members pursuant to a Member Control Agreement or unanimous affirmative vote, the business and affairs of the Company shall be managed by or under the direction of a Board of one or more Governors. Governors shall be natural persons. The Members at each regular meeting shall determine the number of Governors to constitute the Board, provided that thereafter the authorized number of Governors may be increased by the Members or the Board and decreased by the Members. Governors need not be Members.

Section 2.02 Term. Each Governor shall serve for an indefinite term that expires at the next regular meeting of the Members. A Governor shall hold office until a successor is elected and has qualified or until the earlier death, resignation, removal or disqualification of the Governor.

Section 2.03 Vacancies. Vacancies on the Board of Governors resulting from the death, resignation, removal or disqualification of a Governor may be filled by the affirmative vote of a majority of the remaining Governors, even though less than a quorum. Vacancies on the Board resulting from newly created governorships may be filled by the affirmative vote of a majority of the Governors serving at the time such governorships are created. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the Members at the next regular meeting or at any special meeting duly called for that purpose.

Section 2.04 Place of Meetings. Each meeting of the Board of Governors shall be held at the principal executive office of the Company or at such other place as may be designated from time to time by a majority of the Governors or by the Manager. A meeting may be held by conference among the Governors using any means of communication through which the Governors may simultaneously hear each other during the conference.

Section 2.05 Regular Meetings. There shall be no scheduled regular meetings of the Board of Governors.

Section 2.06 Special Meetings. A special meeting of the Board of Governors may be called for any purpose or purposes at any time by any Governor by giving not less than two days' notice to all Governors of the date, time and place of the meeting, provided that when notice is mailed, at least four days' notice shall be given. The notice need not state the purpose of the meeting.

Section 2.07 Waiver of Notice; Previously Scheduled Meetings.

Subdivision 1. A Governor of the Company may waive notice of the date, time and place of a meeting of the Board. A waiver of notice by a Governor entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. Attendance by a Governor at a meeting is a waiver of notice of that meeting, unless the Governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

Subdivision 2. If the day or date, time and place of a Board meeting have been provided herein or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken of the date, time and place at which the meeting will be reconvened.

Section 2.08. Quorum. A majority of the Governors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the Governors present may adjourn a meeting from time to time without further notice until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the Governors present may continue to transact business until adjournment, even though the withdrawal of a number of the

Governors originally present leaves less than the proportion or number otherwise required for a quorum.

Section 2.09. Acts of Board. Except as otherwise required by law or specified in the Articles of Organization of the Company or a Member Control Agreement, the Board shall take action by the affirmative vote of a majority of the Governors present at a duly held meeting.

Section 2.10 Participation by Electronic Communications. A Governor may participate in a Board meeting by any means of communication through which the Governor, other Governors so participating and all Governors physically present at the meeting may simultaneously hear each other during the meeting. A Governor so participating shall be deemed present in person at the meeting.

Section 2.11 Absent Governors. A Governor of the Company may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the Governor is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the Governor has consented or objected.

Section 2.12 Action Without a Meeting. An action required or permitted to be taken at a Board meeting may be taken without a meeting by written action signed by all of the Governors. Any action, other than an action requiring Member approval, if the Articles of Organization or a Member Control Agreement so provide, may be taken by written action signed by the number of Governors that would be required to take the same action at a meeting of the Board at which all Governors were present. The written action is effective when signed by the required number of Governors, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all Governors, all Governors shall be notified immediately of its text and effective date.

Section 2.13 Committees. Subdivision 1. A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the Company only to the extent provided in the resolution. Committees shall be subject at all times to the direction and control of the Board, except as provided in Section 2.14.

Subdivision 2. A committee shall consist of one or more natural persons who need not be Governors, appointed by affirmative vote of a majority of the Governors present at a duly held Board meeting.

Subdivision 3. Section 2.04 and Section 2.06 to 2.12 hereof shall apply to committees and members of committees to the same extent as those sections apply to the Board and Governors.

Subdivision 4. Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any Governor.

Section 2.14 Special Litigation Committee. Pursuant to the procedure set forth in Section 2.13, the Board may establish a committee composed of one or more independent Governors or other independent persons to determine whether it is in the best interests of the Company to pursue a particular legal right or remedy of the Company and whether to cause, to the extent permitted by law, the dismissal or discontinuance of a particular proceeding that seeks to assert a right or remedy on behalf of the Company. The committee, once established, is not subject to the direction or control of, or termination by, the Board. A vacancy on the committee may be filled by a majority vote of the remaining committee members. The good faith determinations of the committee are binding upon the Company and its Governors, the Manager, and Members to the extent permitted by law. The committee terminates when it issues a written report of its determinations to the Board.

Section 2.15 Compensation. The Board may fix the compensation, if any, of Governors.

MANAGERS

Section 3.01 Number and Designation. The Company shall have one or more natural persons exercising the functions of the position of Manager and Treasurer. The Board of Governors may elect or appoint such other agents as it deems necessary for the operation and management of the Company, with such powers, rights, duties and responsibilities as may be determined by the Board, each of whom shall have the powers, rights, duties and responsibilities set forth in this Operating Agreement unless otherwise determined by the Board. Any of the positions or functions of those positions may be held by the same person.

Section 3.02 Manager. Unless provided otherwise by a resolution adopted by the Board of Governors, the Manager (a) shall have general active management of the business of the Company; (b) shall, when present, preside at all meetings of the Members and the Board; (c) shall see that all orders and resolutions of the Board are carried into effect; (d) may maintain records of and certify proceedings of the Board and Members; and (e) shall perform such other duties as may from time to time be prescribed by the Board.

Section 3.03 Treasurer. Unless provided otherwise by a resolution adopted by the Board of Governors, the Treasurer (a) shall keep accurate financial records for the Company; (b) shall deposit all monies, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Board shall designate from time to time; (c) shall endorse for deposit all notes, checks and drafts received by the Company as ordered by the Board, making proper vouchers therefor; (d) shall distribute company funds and issue checks and drafts in the name of the Company, as ordered by the Board; (e) shall render to the Manager and the Board, whenever requested, an account of all transactions as Treasurer and of the financial condition of the Company; and (f) shall perform such other duties as may be prescribed by the Board or the Manager from time to time.

Section 3.04 Vice-Presidents. The Company may have as many Vice Presidents as may be designated by the Board of Governors. During the absence or disability of the Manager, it shall be the duty of the highest ranking Vice President to perform the duties of the Manager. The determination of who is the highest ranking of two or more persons holding the same position shall be made on the basis of the earliest date of appointment or election, or, in the event of simultaneous appointment or election, on the basis of the longest continuous employment by the Company.

Section 3.05 Secretary. The Secretary, unless otherwise determined by the Board of Governors, shall attend all meetings of the Members and all meetings of the Board, shall record or cause to be recorded all proceedings. Except as otherwise required or permitted by law or by this Operating Agreement, the secretary shall give cause to be given notice of all meetings of the Members and all meetings of the Board.

Section 3.06 Authority and Duties. The Manager elected or appointed by the Board may, without the approval of the Board, delegate some or all of the duties and powers of that position to other persons.

Section 3.07 Term. Subdivision 1. The Manager of the Company shall hold office until a successor is chosen and has qualified or until their earlier death, resignation or removal.

Subdivision 2. The Manager may resign at any time by giving written notice to the Company. The resignation is effective without acceptance when the notice is given to the Company, unless a later effective date is specified in the notice.

Subdivision 3. A vacancy in a position because of death, resignation, removal, disqualification or other cause may, or in the case of a vacancy in the position of Manager or Treasurer shall, be filled for the unexpired portion of the term by the Board.

Section 3.08 Salaries. The salaries of the Manager and officers of the Company shall be fixed by the Board of Governors.

INDEMNIFICATION

Section 4.01 Indemnification. The Company shall indemnify its Manager and Governors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Minnesota Statutes, Section 322B.699, as amended from time to time, or as required or permitted by other provisions of law.

Section 4.02 Insurance. The Company may purchase and maintain insurance on behalf of any person in such person's official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

MEMBERSHIP INTERESTS

Section 5.01 Statement of Membership Interest. At the request of any Member, the Company shall state in writing the particular membership interest owned by that Member as of the moment the Company makes the statement. The statement must describe the Member's rights to vote, to share in profits and losses, and to share in distributions, as well as any assignment of the Member's rights then in effect.

Section 5.02 Declaration of Distributions. The Board of Governors shall have the authority to declare distributions upon the membership interests of the Company to the extent permitted by law as long as such distributions do not violate any current Member Control Agreement.

Section 5.03 Transfer of Membership Interests. Membership Interests in the Company may be transferred only to the extent permitted by law and subject to any Member Control Agreement.

MISCELLANEOUS

Section 6.01 Execution of Instruments. Subdivision 1. All deeds, mortgages, bonds, checks, contracts and other instruments pertaining to the business and affairs of the Company shall be signed on behalf of the Company by the Manager, Treasurer, or by such other person or persons as may be designated from time to time by the Board of Governors.

Subdivision 2. If a document must be executed by persons holding different positions or functions and one person holds such positions or exercises such functions, that person may execute the document in more than one capacity if the document indicates each such capacity.

Section 6.02 Advances. The Company, without a vote of the Governors, may advance money to its Governors, Manager or employees to cover expenses that can reasonably be anticipated to be incurred by them in the performance of their duties and for which they would be entitled to reimbursement in the absence of an advance.

Section 6.03 Company Seal. The Company shall have no seal.

Section 6.04 Fiscal Year. The fiscal year of the Company shall be the calendar year.

Section 6.05 Construction. This Operating Agreement is subject to the terms of any current Member Control Agreement. To the extent this Operating Agreement is inconsistent, the Member Control Agreement shall be controlling.

Section 6.06 Amendments. The Board of Governors shall have the power to adopt, amend or repeal the Operating Agreement of the Company, subject to the power of the Members to change or repeal the same. The Board shall not adopt, amend or repeal any Section fixing a quorum for meetings of Members, prescribing procedures for removing Governors or filling vacancies in the Board. The Board may adopt or amend a Section that increases the number of Governors, but the Board may not decrease the number of Governors without membership approval.

This Operating Agreement was adopted the 13th day of September, 1993 by the Company in its organization meeting held that day.

Rebecca A. Bullard - Organizer

EXHIBIT D

MORTGAGE GROUP III, L.L.C.
MEMBER CONTROL AGREEMENT

This is the current MEMBER CONTROL AGREEMENT as amended including all amendments. Members do adopt in writing this Member Control Agreement by executing an Adoption Statement similar to the one attached to this agreement as Exhibit 1.

RECITALS

WHEREAS, Mortgage Group III, L.L.C. is a Minnesota limited liability company; and

WHEREAS, the Minnesota limited liability company act authorizes a "member control agreement" as defined therein; and

WHEREAS, the undersigned entered into such an agreement on the date set forth; and

WHEREAS, subsequent to the original adoption date, additional Members enter into this agreement by signing an Adoption Statement such as set forth in Exhibit 1 hereto;

NOWTHEREFORE, each of the members agrees as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. The terms defined in this Article I (except as may be otherwise expressly provided in this Agreement or unless the context otherwise requires) shall, for all purposes in this Agreement, have the following respective meanings:

"Act" means the Minnesota limited liability company act contained in Minnesota Statutes.

"Agreement" means this Member Control Agreement as hereafter amended from time to time, including any schedules to the Agreement.

"Board" or "Board of Governors" or "Governor" means the board of governors of this LLC.

"Capital Account" means the account of a Member which is maintained for income tax purposes.

"Code" means the Internal Revenue Code of 1986, as amended and any successor thereto. Any reference herein to specific sections of the Code shall be deemed to include a reference to any correspondence provisions of future law.

"Company" means Mortgage Group III, L.L.C., a Minnesota limited liability company.

"Distribution" means the distributions to the Members of cash or other assets of the Company made from time to time pursuant to the provisions of this Agreement.

"Financial Rights" means a member's rights to share in Net Income and Net Losses and Distributions with respect to a membership interest in accordance with the terms of the Agreement.

"Governance Rights" means all of a member's rights as a member of the Company other than Financial Rights and the right to assign Financial Rights.

"Governor" means a natural person serving on the Board of Governors.

"L.L.C." or "LLC" shall refer to a Limited Liability Company.

"Manager" means a person elected, appointed, or otherwise designated as a manager by the Board of Governors, and any other person considered elected as a manger pursuant to the Act.

"Member" means a person reflected in the required records of the Company as the owner of some Governance Rights of a Membership Unit of the Company.

"Membership Unit" or "Member Unit" means a Member's interest in the Company consisting of the Member's Financial Rights and Governance Rights with respect to the Company.

"Net Income" and "Net Losses" mean the profits and losses of the Company, as the case may be, as determined for federal income tax purposes as of the close of each of the tax years of the Company.

"Voting Interest" means a Member is entitled to one vote for each Membership Unit owned.

ARTICLE II
BUSINESS

Section 2.01 First Governors. The first Governor of the Company shall be the following, who are hereby elected to hold office until their successors are elected and qualified pursuant to the Operating Agreement of the Company:

Rebecca A. Bullard   Ronald L. Kopeska

Section 2.02 The Governors are given the authority to hire a third party to manage some or all of the Company assets. The Governors may hire a company in which the Organizer, Governor, or a Member owns an interest.

Section 2.03 It is understood and agreed that any third party hired to do management work for the Company (hereinafter sometimes referred to as "Portfolio Servicer") may receive the following:

1. Annual Servicer Fee: The Portfolio Servicer shall receive a fee for managing the Company's portfolio of business equal to one (1%) percent of the portfolio assets.

2. Special Services: The Portfolio Servicer may receive reasonable compensation at the customary rate for any special services it renders to the Company from time to time.

3. Expenses: The Portfolio Servicer shall be reimbursed for its expenditures of funds for the Company for advances to the Company.

4. Fees from Others: The Portfolio Servicer may directly or indirectly receive compensation through commissions or fees, from the placement of mortgages, loans, or other types of investments.

5. Points: The Portfolio Servicer may receive points charged to a borrower.

Section 2.04 The fact that the Portfolio Servicer or any employee, associate, or affiliate thereof is directly or indirectly interested in or connected with any person, firm, or corporation employed by the Company to render or perform a service, or from which the Company may buy merchandise or property, shall not prohibit the Governors from employing such person, firm, or corporation or otherwise dealing with him or it.

Section 2.05 Any of the Members may engage in and possess an interest in other business ventures, whether competing or not competing with this Company, of every nature and description independently or with others including but not limited to the ownership; financing; mortgage lending; leasing; operation; management; syndication; accepting brokerage fees and development fees from securities or real property; and the owning or selling of any real property in which the Company has or had an interest. Neither the Company nor the Members hereof shall have any rights in and to said independent ventures or in the income or profits derived therefrom.

Section 2.06 Board Authority. The Governors shall have the sole right to manage and control the business of the Company, and shall use their best efforts to carry out the purposes, business, and objectives of the Company as recited herein; provided, however, the Governors as such shall not be obligated to devote full time to the conduct of the Company affairs but shall devote only as much time as deemed necessary for the proper conduct thereof. Nothing in this Member Control Agreement shall be deemed to restrict in any way the freedom of the Governors to conduct any other business or activity whatsoever without any accountability to the Company even if such business or activity competes with the business of the Company.

Section 2.07 Real Estate Interest. The Governors, in their absolute discretion, on behalf of the Company have the power to sell, assign, or convey all or any portion of the property; to borrow money as security therefore to mortgage all or any part of the property or to assign rents or leases; to obtain replacements of any such mortgage or mortgages; to prepay in whole or in part, refinance, recast, or extend any mortgage affecting property; to assign and convey the property, its rent or leases thereof, to a nominee for the purpose of mortgage refinancing and to reacquire the property from such nominee.

Section 2.08 Only Required Signature. Any deed, mortgage, bill of sale, lease, contract for deed, land contract, or other instrument purporting to convey or encumber the assets of the Company, or any part thereof, may be signed by one Governor on behalf of the Company, and no other signature shall be required. No purchaser, mortgagee, lessee, assignee, or optionee shall be required to ascertain the Governor's authority with respect thereto, and any such person shall be exonerated from any and all liability if he deals with documents approved and so executed on behalf of the Company by a Governor.

Section 2.09 Records. In order to meet the requirements of law and to easily provide information to Members, the Governors shall maintain:

1. Governing Documents:
   (a) Articles of Organization - the item which started the L.L.C. as required by the State, and amendments thereto.
   (b) Operating Agreement - which sets forth the rights and duties of the L.L.C. Members, Managers and Governors.
   (c) Membership Control Agreement - this is the agreement that controls the purpose, disposition rights and interest of the Members.
   (d) Adoption Statement – this is a document a Member signs adopting the Membership Control Agreement.
2. Membership Information Record: This includes the name, social security number, address of each Member, and any Assignee of a Member's rights to include a description of the rights assigned. It shall also include the class or series to which each Member belongs.
3. Minutes: This shall be a record of the Company's business and shall contain the name and address of the current Governors and Manager. It shall include any reports sent to Members.
4. Financial: Copies of the L.L.C. tax returns and copies of any financial statements issued or required to be issued.
5. Member Consents: Copies of any statutory-required consents actually obtained by the Company, i.e.:
   (a) A copy of any member consents which the Company has obtained as part of a dissolution avoidance consent (that is, consents obtained from the Members to avoid a dissolution of the Company) and
   (b) A copy of any member consents which the Company has obtained to an assignment of a Member's governance rights to a nonmember (and, accordingly, the admission of the assignee as a Member).

ARTICLE III
THE PURPOSE OF BUSINESS

Section 3.01 Purposes. The business to be carried on by the Company shall be primarily to acquire fixed return investments in mortgages, second mortgages and contracts for deed. It is possible that the Governors may acquire and operate such real property as the Governors shall in their sole discretion acquire. Such real property shall be primarily in the State of Minnesota.

Section 3.02 L.L.C. Investment. The Company assets shall be invested in high interest, short term mortgages or contracts for deed. A small amount shall be reserved for working capital and contingency reserves as the Governors deem reasonable.

ARTICLE IV
MEMBERSHIP INTERESTS

Section 4.01 Membership Interests. A record of the names, Social Security Numbers, and rights of each Member and Assignee shall be maintained by the Governors of the Company in the Member Information Record.

Section 4.02 Terms of Membership Interests. Membership Interest shall be designated as a "Membership Unit" or "Member Unit". Each Membership Unit (or Member Unit) shall be valued at $5,000. Membership Units shall be grouped by Class and Series. Each Class shall have a different priority right to the Company's income. A series shall pertain to the manner or time a Member receives a Member Unit in a specific Class or a maturity date different from the rest of the Class. The priority rate of return (if any) of a Class shall be set forth in the Adoption Statement signed by each new Member. This rate of return on the Promissory Note shall be considered a priority item and be paid first from annual profits or from winding up proceeds.

Section 4.03 New Members. Additional contributions shall be accepted and additional Membership Units granted by the Governors without further consent of the outstanding Members.

Section 4.04 Membership Value. Each investor shall contribute five-thousand ($5,000) dollars for each Member Unit purchased. Each Member Unit (sometimes called "Membership Unit") consists of three distinct things:

1. Governance Rights – which consists of voting rights to pick the Board of Governors, to make changes in the structure of the LLC, etc.
2. Two types of Economic Rights:
   (a) a $5,000 Promissory Note per Membership Unit, and
   (b) the right to share in the Company's residuary profits, losses and assets.

Section 4.05 Assignment.

1. Governance Rights can only be assigned with the written approval of all the other Members.
2. Either of the Economic rights is freely transferable without any approval from the other Members. However, no assignment of Economic Right is effective until the Board of Governors has accepted the assignment and recorded the information in the Member Information Record together with information regarding the rights assigned.

Section 4.06 Allocation of Income and Losses. Net Income and Losses shall be allocated among the Members based upon their Membership Class (i.e any priority return given) and then divided proportionally among all unit holders.

Section 4.07 Operating Distributions. All distributions are subject to the payment of the expenses of the Company (to include any organizational and offering costs), debt service, and to the maintenance of reserves in amounts determined by the Governors.

Section 4.08 Liquidating Distributions. If the Company is dissolved and (i) dissolution is not avoided and (ii) its business is being liquidated in accordance with MN Statutes the Company shall cease to carry on its business, except to the extent necessary for the winding up of the business of the Company. The Company shall thereafter be wound up and terminated as provided by the Act. All tangible or intangible property of the Company, including money, remaining after the discharge of the debts, obligations, and liabilities of the Company shall be distributed to the Members as follows:

1. to the payment of any priority interest amounts not paid previously, then
2. to the payment of the remaining balance of any Promissory Note to a Member as part of his Economic Right, and, then
3. to be distributed equally among the Member Units outstanding.

Section 4.09 Voting. The Members shall be entitled to one vote per Member Unit owned.

Section 4.10 Capital Accounts. A Capital Account shall be established for each Member and shall be maintained in accordance with Treasury Regulations.

Section 4.11 Additional Capital Contributions. No Member shall have any obligation to make additional capital contributions to the Company or to fund, advance, or loan monies which may be necessary to pay deficits, if any, incurred by the Company. Members may make loans to the Company from time to time. Any payment or transfer accepted by the Company from a Member which is not a subscription amount shall be deemed a loan and shall neither be treated as a contribution to the capital of the Company for any purpose hereunder, nor entitle such Member to any increase in the amount of Membership Interests owned. Any such loan shall be repaid at such times and with such interest (at rates not to exceed the maximum permitted by law) as the Board and the lending Member shall reasonably agree.

ARTICLE V
TAX MATTERS

Section 5.01 Tax Characterization and Returns. The Members acknowledge that the Company will be treated as a "partnership" for tax purposes. Within 90 days after the end of each fiscal year, the LLC's Manager will cause to be delivered to each person who was a Member at any time during such fiscal year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain, or loss and credits for such fiscal year for federal or state income tax purposes.

Section 5.02 Accounting Decisions. All decisions as to accounting matters shall be made by the Governors in their sole discretion. The Company, at the sole discretion of the Governors, also may make or revoke such elections as may be allowed pursuant to the Code, including the election referred to in Section 754 of the Code to adjust the basis of Company property.

Section 5.03 Tax Matters Partner. The LLC's Treasurer is hereby designated to act on behalf of the Company as the "tax matters partner" within the meaning of Section 6231(a)(7) of the Code.

Section 5.04 Additional Tax Matters. Members may be taxed on differing amounts of income depending on the class to which their Membership Units belong. The tax information furnished the Member each year shall take that into consideration.

ARTICLE VI
AGREEMENT TO AVOID DISSOLUTION

Section 6.01 Dissolution Avoidance Consent. Each Member agrees that upon the occurrence of an event that terminates the continued membership of any Member in the Company, each remaining Member does hereby consent to the continuation of the Company as a legal entity without dissolution and to the continuation of its business.

Section 6.02 If dissolution is avoided under 6.01, then the Member whose interest has terminated shall lose all Governance Rights and will be considered merely an assignee of the Financial Rights owned before termination of the Membership.

Section 6.03 No Obligation to Purchase Membership Interest of Terminated Members. If dissolution is avoided under 6.01, neither the Company nor the remaining Members shall be obligated to purchase the interest of the Member whose interest was terminated.

Section 6.04 Length of Membership. Except for the first two Members (the ones signing this agreement), each Member shall be a Member for a limited time period. That time period shall be contained in the Adoption Statement" signed by such Member.

Section 6.05 Automatic Renewal. Upon completion of the term of a Series, Members belonging to that Series may terminate all or part of their interest in that Series by a request to have their interest terminated. Absent a request for termination, each Membership interest in the maturing Series shall automatically be extended for the identical time period set forth in the Adoption Statement for that Series.

ARTICLE VII
BUSINESS CONTINUATION AGREEMENT

Section 7.01 Agreement to Continue Business. If the Company dissolves, each Member agrees that the Company and a majority of its Members shall have the right to transfer the Company's assets and business to a successor limited liability company and to continue its business in such successor as provided in Section 7.02.

Section 7.02 Procedures to Transfer and Continue Business. Following dissolution in the circumstances described in Section 6.01, the entities holding remaining membership interest shall automatically form a new limited liability company (the "Successor") under the Act. Membership Units of the Members in this Company shall be converted into membership interests in the Successor and have identical terms. Each Member hereby approves such a merger and agrees to execute any documents required to effect the merger and create the membership interests in the Successor including, without limitation, a member control agreement among the members of the Successor. Each Member does waive dissenters' rights with respect to the merger.

ARTICLE VIII
TRANSFERS OF INTERESTS

Section 8.01 Transfers. A Member may assign the Member's full membership interest only by assigning all of the Member's Governance Rights coupled with a simultaneous assignment to the same assignee of all the Member's Financial Rights.

Section 8.02 Governance Rights. A Member's Governance Rights may be assigned, without the consent of any other Member, in whole or in part, to another person already a Member at the time of assignment. Any other assignment of any Governance Rights is effective only if (i) all the Members, other than the Member seeking to make the assignment, approve the assignment by unanimous written consent, which consent may be given or withheld, conditioned or delayed as the remaining Members may determine in their sole discretion, and (ii) if the assignee executes this Agreement as amended to reflect such assignee's interest in the Company and any other instrument or instruments that the Governors may deem necessary or desirable to effect such assignment.

Section 8.03 Financial Rights. A Member's Financial Rights may be transferred in whole or in part, without consent of the Governors or any other Member.

ARTICLE IX
AMENDMENTS

Section 9.01 Amendment of Agreement. The Governors may, in their discretion, purpose amendments to this Member Control Agreement and submit the same to all Members for consideration. In the event the Governor's have not received written objection thereto from thirty (30%) percent or more of all Members, within twenty (20) days of mailing such proposal, the proposed amendment shall be adopted.

In the event written objection of thirty (30%) percent, or more, of all Members is received hereunder, the Governors may call a special meeting of all Members for consideration of the proposed amendment.

ARTICLE X
MISCELLANEOUS

Section 10.01 Governing Law. This Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced with the laws of the State of Minnesota.

Section 10.02 Binding Effect. This Agreement will be binding upon and inure to the benefit of the Members, and their respective distributees, successors and assigns.

Section 10.03 Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable; this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid and enforceable.

Section 10.04 Multiple Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument.

Section 10.05 Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

Section 10.06 No Third Party Beneficiary. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other person will have any rights, interest, or claims hereunder or be entitled to any benefits under or on account of this Agreement as a third party beneficiary or otherwise.

Section 10.07 Notices. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the address specified by the party to receive the notice. Such notices will be given to a Member at the address specified in the Company's Required Records. Any Member or the Company may, at any time by giving 5 days' prior written notice to the other Members and the Company, designate any other address in substitution of the address specified in the company required records to which notice will be given.

Section 10.08 Adoption Statement. Each potential Member adopts this Member Control Agreement when he executes an "Adoption Statement" subscribing to some Member Units of this Company.

IN WITNESS WHEREOF, the first two members have executed the original Membership Agreement on 9-13-93. Subsequent members have adopted the "Member Control Agreement" by signing an Adoption Statement similar to the one attached as Exhibit 1. The Board of Governors do adopt this "Member Control Agreement, as amended" on the date set opposite their signature.

Dated: 2-14-2001

Rebecca A. Bullard - Member

Kopeska & Associates, P.A.

Dated: 2-14-2001

By: Ronald L. Kopeska - Member

NEW MEMBERS: Any individual who becomes a Member of Mortgage Group III, L.L.C. adopts this Member Control Agreement when they sign this Company's Adoption Statement.

EXHIBIT E

MORTGAGE GROUP III, L.L.C. (MGIII)
UNIT PURCHASE AGREEMENT

The Investment Units here offered are debt securities. They represent a loan made by the Investor to MGIII. The purchaser of these Units becomes a general creditor of the company and is entitled to repayment of their principal and a return on the investment as stated below. By purchasing these Units, the Investor does not obtain any ownership MGIII nor is the Investor entitled to any other rights except those specifically stated in this instrument and in the Offering Circular. The price of each Investment Unit is $5,000. The face value of each Unit is $5,000. This value does not change (there is no appreciation or depreciation in the value of a Unit). MGIII will repay the full face value of the Units twenty years from the end of the quarter in which the Units are purchased. Returns on the Units are paid quarterly on March 30, June 30, September 30, and December 30 of each year until maturity. One-time opportunities to redeem will occur five years, ten years, and fifteen years from the end of the quarter in which the purchase is made. Request for Redemption must be made in writing no later than 30 days before the said redemption date. Rates of return are based on the amount of purchase (on a per purchase basis) as follows: $5,000-$10,000 Investment: 7.5% annually; $15,000-$30,000: 8.0%; $35,000 or more: 8.5%.

___ I (we) wish to purchase _______ Investment Units at a price of $5,000 per Unit for a Total Purchase Price of ____________________

Your Name or Names (Printed) ____

Full Name of Trust (if applicable) ____

Beneficiaries (if applicable) ____

Your Mailing Address ____

Phone ____________________ Social Security # or Tax ID # of <u>All</u> Applicants ____________________________

Each purchase shall be considered one purchase. The rate of return as stated above will apply to this purchase only and will <u>not</u> be based on the aggregate dollar value of purchases you make. The above rates are not guaranteed. Upon death of any holder of Units, and upon request within 180 days following the date of death, MGIII shall redeem a decedent's Investment Units at full face value of the Units up to $25,000 (any Investment Unit amount over $25,000 shall become the property of the remaining heir(s), and will remain illiquid until the succeeding redemption opportunity).

___ I (we) acknowledge receipt of the Offering Circular and all the information and understanding I (we) deem necessary to make this Investment.

Date __________________ Signatures of All Applicants ____

Make Checks Payable to: Mortgage Group III, L.L.C., 12 South 6th Street, #616, Minneapolis, MN 55402, Phone: 612.337.5612, Fax: 612.349.3808

You become an Investment Unitholder (also known as Unitholder) on the date the Manager of MGIII executes the section below. The date below is referred to as the "Purchase Acceptance Date". Investment returns begin to accrue on this date. From the Purchase Acceptance Date forward, this Unit Purchase Agreement shall serve as evidence to both the Unitholder and MGIII of the Investor's holdings with the company. A copy of this executed document, which will be sent to you if you are accepted, will be the only evidence you shall receive of your holdings with MGIII.

You now own _______ Investment Units for a total of ____________________. The annual return on these Units shall be _____________ paid on a quarterly basis.

Signature of the Manager of MGIII ______________________________ Acceptance Date ________________ Purchase Number ________________

EXHIBIT F

Portfolio Management Agreement

Supply Company, a Minnesota corporation, dba Alpha II Mortgage Company, and Mortgage Group III, L.L.C., a Minnesota limited liability company, do hereby enter into a contract as follows:

I. Alpha II Mortgage Company hereby agrees to:

(a) Screen properties and find appropriate properties upon which to make a mortgage loan.
(b) Make sure the LLC has a mortgage lien on a qualified property.
(c) Service loans by:
  (1) Collect mortgage payment
  (2) make sure R.E. taxes are paid
  (3) make sure the property insurance lists MG III as an additional insured or loss payee on the casualty insurance policy.
(d) Distribute checks quarterly.
(e) Operate the LLC on a daily basis.
(f) Make sure income tax returns for the LLC are completed and filed.
(g) Compute and distribute the investment return to the Members.
(h) Act as a type of mortgage insurer, because they will:
  (1) take over any delinquent loans, and
  (2) pay the full mortgage principal outstanding to the LLC.
(i) Reinvest any mortgage pay offs according to the direction of the LLC's

II. The Contracting Parties shall work together to achieve MG III's following objectives:

(a) Mortgages: MG III tries to keep all loans to Borrowers low enough so that all loans on the property do not exceed approx. 80% of the estimated value of the property (loan to value ratio)
(b) Area of Mortgages: LLC income will primarily be made on loans and mortgages on property located in Minnesota.
(c) Type of Property: Real Estate liens shall be made mostly on individual homes, but some mortgages may be on condominiums, town houses, or other multi-unit structures (if the price is right). Few, if any, commercial loans shall be made.

III. Mortgage Group III, L.L.C. shall provide:

(a) Money for the purchase of existing loans, mortgages, or Contracts for Deed.
(b) Money to make new loans, to the limit of the money it has available.

IV. In an effect to assure MG III that its personnel shall seek good mortgages for MG

III, Alpha II Mortgage Company does hereby agree to purchase MG III's position at full face value should the loan foreclose, default, or in any other way go bad. Mortgage Group III, L.L.C. does hereby agree to sell its interest and position to Alpha II Mortgage in the proceeding instances

V. SERVICER'S COMPENSATION: Alpha II Mortgage Company shall receive:

(a) Servicer's fee of 1% of LLC assets annually, after interest is paid on the Investment Notes issued by MG III.
(b) 20% of LLC profits after cost.
(c) closing fees from the Borrower when the various mortgages are made (if they handle the closing).
(d) any gain or loss that may result from taking over the LLC's delinquent loans.

VI. LENGTH OF CONTRACT: This contract shall be for the calendar years 2003 and 2004. Should either party neglect to terminate this Contract, then it shall continue on a month to month basis until it is terminated, renewed, or altered some way in writing.

Supply Company
dba Alpha II Mortgage Company

By [signature]
Its Treasurer

Mortgage Group III, L.L.C.

By [signature]
Its Manager

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on June 23, 2003.

MORTGAGE GROUP III, LLC (Issuer)

By: ______________________
Sean P. Mulcahy—Manager

The offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Sean P. Mulcahy
Governor and Manager

Dated: June 23, 2003

____
Rebecca A. Bullard
Governor

Dated: June 23, 2003